U.S. Securities and Exchange Commission
                  Washington, D.C. 20549

                        Form 12b-25

                NOTIFICATION OF LATE FILING

     [X]  Form 10QSB

       For the quarterly period ended March 31, 2001

     [X]  TRANSITION REPORT ON FORM 10-Q

     PART I   REGISTRANT INFORMATION:

          UNIVERSAL BIO-MEDICAL ENTERPRISES, INC.
(Exact name of small business issuer as specified in its charter)
   Former Name:  Universal Bio-Medical Enterprise, Inc.

     Florida                               65-0756378
(State of incorporation)       (IRS Employer Identification No.)

              3473 S.W. Palm City School Road
                 Palm City, Florida 34990
         (Address of principal executive offices)

                      (561) 287 3340
                (Issuers telephone number)

     PART II   RULES 12b-25(b) and (c):

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

            (a)     The reasons described in reasonable detail in
            Part III of this form could not be eliminated without unreasonable effort or expense;
            (b)     The subject annual report, semi-annual
            report, transition report on Form 10K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
     [X} prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III   NARRATIVE:

     The registrant's certified public accountant has been incapacitated for the past several weeks and has been unable to complete the financial and narrative section of the Form 10QSB for the period ending March 31, 2001. The registrant has been given every assurance that it will be completed and submitted no later than the 5-day extension period.
     To retain another CPA and transfer all files will place an unreasonable effort and expense on the company.

     PART IV   OTHER INFORMATION:

          (1) Name and telephone number of person to contact in regard to this notification:

          Mack L. Hunter -  (561) 287-3340

          (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act
          of 1934 or Section 30 of the Investment Company Act
          of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file
          such report(s) been filed.   [YES]

          (3)  Is it anticipated that any significant change
          in results of operations from the corresponding period
          or portion thereof?   [NO]

     UNIVERSAL BIO-MEDICAL ENTERPRISES, INC.
     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  May 15, 2001
     By:   Mack L. Hunter
     Name:  Mack L. Hunter
     Title:  President